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
-------------------------                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION            ----------------------------
                                                        Washington, D.C.  20549
         FORM 5                                                                                                OMB APPROVAL
                                              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL
------------------------                                     OWNERSHIP                                ----------------------------
/X/ Check box if no                                                                                   OMB Number:        3235-0362
    longer subject to                          Filed pursuant to Section 16(a) of the                 Expires:  September 30, 1998
    Section 16. Form 4                     Securities Exchange Act of 1934, Section 17(a)             Estimated average
    or Form 5                               of the Public Utility Holding Company Act of              burden hours per
    obligations may                        1935 or Section 30(f) of the Investment Company            response...............  1.0
    continue. See                                            Act of 1940                              ----------------------------
    Instruction 1(b).
/_/ Form 3 Holdings
    Reported
/_/ Form 4 Transactions
    Reported
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
1. Name and Address of          2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s) to Issuer
   Reporting Person*
                                                                                               (Check all applicable)
BLACK      STANLEY     D.          Trend-Lines, Inc.  "TRND"                     __X__ Director              _____ 10% Owner
                                                                                 __X__ Officer (give         _____ Other (specify
-------------------------------------------------------------------------------                 title                     below)
(Last)     (First)    (Middle)   3. IRS or Social Security  4.  Statement for                   below)
                                    Number of Reporting         Month/Year
Trend-Lines, Inc.                   Person (Voluntary)
135 American Legion Highway                                     2/26/00
---------------------------------                            ----------------------------------------------------------------------
           (Street)                                          5. If Amendment,   7. Individual or Joint/Group Reporting
                                                                Date of
                                                                                             (check applicable line)
                                                                Original         _____ Form Filed by One Reporting Person
Revere       MA           02151                                 (Month/Year)     _____ Form Filed by More than One Reporting Person
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(City)     (State)        (Zip)                Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security             2. Transaction  3. Transaction    4. Securities      5. Amount of     6. Ownership    7. Nature of
   (Instr. 3)                       Date            Code              Acquired (A)       Securities       Form:           Indirect
                                    (Month/         (Instr. 8)        or Disposed        Beneficially     Direct (D)      Beneficial
                                     Day/                             of (D)             Owned at end     or              Ownership
                                     Year)                            (Instr. 3,         of Issuer's      Indirect (I)    (Instr. 4)
                                                                       4, and 5)         Fiscal Year      (Instr. 4)
                                                                 -------------------     (Instr. 3 and 4)
                                                                         (A)
                                                                         or
                                                                 Amount  (D)  Price
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Class A Common Stock               8/9/99           G            30,000   D    -0-        4,124,119          *              *
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*See Attached Schedule A
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*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)
                                                                                                                    SEC 2270 (7-96)
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FORM 5 (continued)               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                            (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title    2. Conver-   3. Trans-  4. Trans-  5. Number of   6. Date     7. Title   8. Price   9. Number  10. Owner-  11. Nature
   of          sion of      action     action     Derivative     Exercis     and        of         of          ship of     of
   Deriva      Exercise     Date       Code       Securities     -able       Amount     Deriva-    Deriv-      Deriva-     Indirect
   -tive       Price of     (Month/    (Instr.    Acquired       and         of         tive       ative       tive        Ownership
   Security    Deriva-       Day/        8)       (A) or         Expira      Under-     Secur-     Secur-      Secur-      (Instr.
   (Instr. 3)  tive          Year)                Disposed       -tion       lying      ity        ities       ity:          4)
               Security                           of (D)         Date        Secur-     (Instr.    Benefi-     Direct
                                                  (Instr. 3,     (Month/     ities        5)       cially      (D) or
                                                   4, and 5)      Day/       (Instr.               Owned at    Indirect
                                                                  Year)      3 and 4)              the End     (I)
                                                              --------------------------           of Year     (Instr.
                                                                                  Amount           (Instr.       4)
                                                              Date                  or                4)
                                               -------------- Excer- Expira-      Number
                                               (A)     (D)    cis-   tion           of
                                                              able   Date  Title  Shares
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Class B                     8/9/99      C              30,000              Class  30,000           3,963,383     *           *
Common                                                                      A
Stock                                                                      Common
                                                                           Stock
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Explanation of Responses:



                                                                        /s/ Stanley D. Black
**  Intentional misstatements or omissions of facts                ___________________________________           April 10, 2000
    constitute Federal Criminal Violations.                        ** Signature of Reporting Person                  Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              Stanley D. Black

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                       Page 2
                                                                SEC 2270 (7-96)

                                 AMENDED FORM 5

                           AMENDED ANNUAL STATEMENT OF

                         CHANGES IN BENEFICIAL OWNERSHIP

                                   SCHEDULE A

                                STANLEY D. BLACK

Class A Common Stock                      Shares Beneficially Owned

Stanley D. Black                          4,124,119 (1)


Class B Common Stock                      Shares Beneficially Owned

Stanley D. Black                          3,963,383 (1)


(1) Amount Beneficially Owned: Of the 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the right to acquire 3,963,383 of such shares upon conversion of shares of Class B Common Stock of the issuer as to which the reporting person may be deemed to be the beneficial owner, which are convertible at any time into Class A Common Stock on a one to one share basis.

     The shares deemed beneficially owned by the reporting person are held of record by certain trusts of which the reporting person is a trustee, beneficiary or settlor and a limited partnership of which the reporting person is a general partner.

     Of the 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the sole voting and investment power with respect to 2,694,302 shares of Class A Common Stock deemed beneficially owned by him.

     Of the 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person does not have voting or investment power with respect to 241,317 shares of Class A Common Stock, but has the right to acquire such shares in his capacity as settlor of a certain trust.

     The reporting person shares voting and investment power with respect to 1,188,500 shares of Class A Common Stock.

     Except for 241,317 shares of Class A Common Stock, the reporting person disclaims beneficial ownership as to 2,288,873 shares of Class A Common Stock deemed beneficially owned by the reporting person's spouse.